Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Albany International Plan Administration Committee
The Albany International Corp. Prosperity Plus Savings Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-218122, 333-218121, 333-195269, 333-190774, 333-140995, 333-76078, 33-90069, 033-60767) on Form S-8 of Albany International Corp. of our report dated June 27, 2017, with respect to the statements of net assets available for benefits of the Albany International Corp. Prosperity Plus Savings Plan as of December 31, 2016 and 2015, the related statements of changes in net assets available for benefits for the years then ended and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the Albany International Corp. Prosperity Plus Savings Plan.

/s/ KPMG LLP

Albany, New York
June 27, 2017